July 11, 2014

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Nuvilex, Inc. Form 10-K for Fiscal Year Ended April 30, 2013 Filed July 29, 2013 Response Dated May 27, 2014 File No. 333-68008

Dear Mr. Riedler:

Nuvilex, Inc. (“Company or Nuvilex”) hereby provides responses to comments issued in a letter dated June 30, 2014 (“Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2013 (Form 10-K”) filed with the Securities and Exchange Commission (“Commission”) on July 29, 2013.

In order to facilitate your review, we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. As discussed with the Staff, we propose to file responsive disclosures in the Company’s Annual Report on Form 10-K for the period ended April 30, 2014 after resolving the issues raised in the comments below. We expect to file the Form 10-K by July 29, 2014.

Item 1. Business

1.       We note your response to our prior comment 1 and proposed disclosure to be included in footnote 2 to your next annual report on Form 10-K. Instead of or in addition to footnote 2, however, please ensure that the discussion of your relationship and arrangements with SG Austria, Austrianova Singapore, Bio Blue Bird and Drs. Günzburg and Salmons appears in the body of your annual report under the section entitled “Item 1 – Business.”

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643
Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

RESPONSE: In response to the Staff’s comment, we will modify the following disclosure under Item 1- Business in our future filings to include the discussion of our relationship and arrangements with SG Austria Pte. Ltd., Austrianova Singapore Pte. Ltd., Bio Blue Bird AG and Drs. Walter H. Günzburg and Brian Salmons.

2.       We note your statement in response to our prior comment 1 that you will file certain agreements with your next annual report on Form 10-K. Please acknowledge that these agreements include:

•	The licenses with Bavarian Nordic A/S and GSF Forschungszentrum fur Unwelt u. Gesundeit GmbH, obtained in the acquisition of Bio Blue Bird; and
•	The Manufacturing Framework Agreement with Austrianova Singapore

In addition, you should also file as exhibits:

•	The Master Services Agreements with Inno Biologics and ViruSure;
•	The July 2013 license from Austrianova Singapore for the use of its encapsulation technology in diabetes treatments and the Cell-in-a-Box trademark;
•	If a final, definitive agreement has been signed, The Collaborative Research Agreements with the University of Veterinary Medicine, Vienna and the University of Munich

RESPONSE: In response to the Staff’s comments, with the exception of the agreements with the University of Veterinary Medicine Vienna and the University of Munich (which have not yet been finalized), we will file each of the foregoing agreements as an exhibit to and a description of the material terms in the Business section contained in the Annual Report on Form 10-K we expect to file by July 29, 2014 for the fiscal year ended April 30, 2014. We note that we will be seeking confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934, as amended, for portions of these agreements.

3.       We note your response to our prior comment 4. To the extent such information is not already disclosed, please provide all of the following information for each of your material license and/or collaboration agreements:

•	The nature and scope of any intellectual property transferred;
•	The duration of the agreement and of any royalties owed;

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

•	A summary of termination provisions;
•	Any investment features or share purchases; and
•	A description of any other material rights and obligations of the parties, including material payment obligations, which may include:

o	Aggregate amounts paid or received to date under agreement;
o	Aggregate future potential milestone payments to be paid or received;
o	Royalty rates;
o	Profit or revenue-sharing provisions; and
o	Minimum purchase requirements, if applicable

RESPONSE: The Company proposes to provide the following additional disclosure in its future filings:

Third Addendum to Asset Purchase Agreement

On May 26, 2011, the Company entered into an Asset Purchase Agreement (“SG Austria APA”) with SG Austria Pte. Ltd. (“SG Austria”) to purchase 100% of the assets and liabilities of SG Austria. As a result, Austrianova Singapore Pte. Ltd. ("Austrianova Singapore") and Bio Blue Bird AG ("Bio Blue Bird"), wholly-owned subsidiaries of SG Austria, were to become wholly owned subsidiaries of the Company on the condition that the Company pay SG Austria $2.5 million and 100,000,000 shares of the Company’s common stock and for the Company to receive 100,000 shares of Austrianova Singapore’s common stock and nine Bio Blue Bird bearer shares.

In June 2011, the Company and SG Austria entered into a First Addendum to the SG Austria APA to extend the due date for the sums to be paid to SG Austria. In June 2012, the Company and SG Austria entered into the Second Addendum to the SG Austria APA for the same purpose. In June 2013, the Company and SG Austria entered into a Third Addendum to the SG Austria APA.

Under the terms of the Third Addendum, the transaction contemplated by the SG Austria APA was materially changed. The Third Addendum provided that the Company was to acquire 100% of the equity interests in Bio Blue Bird and receive a 14.5% equity interest in SG Austria. In addition, the Company received nine bearer shares of Bio Blue Bird representing the 100% ownership. Under the Third Addendum, the Company paid: (i) $500,000 to retire all outstanding debt of Bio Blue Bird; and (ii) $1.0 million to SG Austria. The Company paid SG Austria $1,572,195 in cash in exchange for its 14.5% equity interest. The Third Addendum returned the original 100,000,000 shares of common stock to the Company treasury and the 100,000 Austrianova Singapore shares to SG Austria.

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

The acquisition of Bio Blue Bird provided the Company with exclusive, worldwide licenses to use a proprietary cellulose-based live cell encapsulation technology for the development of treatments for all forms of cancer with a right to sublicense. The licenses are pursuant to patents licensed from Bavarian Nordic A/S and GSF-Forschungszentrum für Umwelt u. Gesundeit GmbH (collectively, “Bavarian Nordic/GSF”). These licenses enable the Company to carry out the research and development of cancer treatments that are based upon the live cell encapsulation technology known as “Cell-in-a-Box®. The license relates in general terms to encapsulation of cells that: (i) produce viral particles; (ii) express biomolecules; or (iii) convert molecules from one form to another pursuant to a License Agreement from Bavarian Nordic/GSF as the licensor and Bio Blue Bird as the licensee, as amended by an Amendment to License Agreement between the same parties (“License Agreements”).

The Third Addendum requires the Company to make the following payments for the purchased assets, which payments were timely made in full under the payment deadlines set forth in the Third Addendum:

•	$60,000 payment due under the SG Austria APA;
•	A payment of Stamp Duty estimated to be $10-17,000 to the Singapore Government;
•	$500,000 to be used to pay off the existing debt of Bio Blue Bird; and
•	$1,000,000.

The Third Addendum provides that if the payments listed above are insufficient or fail to meet specified payment deadlines, the Third Addendum and the SG Austria APA automatically terminate and shall be deemed null and void.

The Third Addendum requires the Company to pay SG Austria, pursuant to a manufacturing agreement between the parties, a one-time manufacturing setup fee in the amount of $633,144.05 of which 50% is required to be paid on the signing of a manufacturing agreement and 50% is required to be paid three months later. In addition, the Third Addendum requires the Company to pay a fee for producing the final encapsulated cell product of $633.14 per vial of 300 capsules after production with a minimum purchased batch size of 400 vials of any Cell-in-a-Box® product.

The Third Addendum is an outright purchase and has no “term.” The Third Addendum requires the Company to make future royalty and milestone payments as follows:

•	Two percent royalty on all gross sales received by the Company or its affiliates;
•	Ten percent royalty on gross revenues received by the Company or its affiliates from any sublicense or right to use the patents or the licenses granted by the Company or its affiliates;

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

•	Milestone payments of $100,000 due 30 days after enrollment of the first human patient in the first clinical trial for each product; $300,000 due 30 days after enrollment of the first human patient in the first Phase 3 clinical trial for each product; and $800,000 due 60 days after having a Biologics License Application (“BLA”) approved at the FDA or a Marketing Authorization Application (“MAA”) approved in Europe or its equivalent based on the country in which it is accepted for each product; and
•	Milestone payments of $50,000 due 30 days after enrollment of the first veterinary patient in the first trial for each product and $300,000 due 60 days after having a BLA or an MAA or its equivalent approved based on the country in which it is accepted for each veterinary product.

The Third Addendum granted to Nuvilex a right of first refusal with respect to any offers made by SG Austria related to the granting of a license with respect to any patents or technologies related to live cell encapsulation that can be applied to use the Cell-in-a-Box® technology to create products in the following areas: (i) dermal fillers; (ii) medical marijuana; (iii) diabetes; and (iv) virally caused infectious diseases.

Licensing Agreement

The Company acquired from Austrianova Singapore the exclusive, worldwide license to use the cellulose-based live cell encapsulation technology for the development of a treatment for diabetes and the use of Austrianova Singapore’s “Cell-in-a-Box®” trademark for this technology with a right to sublicense. The licensed rights pertain to genetically modified or non-modified non-stem cell lines and certain stem cells specifically designed to produce insulin or other critical components for the treatment of diabetes.

Under the Licensing Agreement, the Company is required to make a payment of $2,000,000 in two equal payments of $1,000,000 each. The Company made its first $1,000,000 payment on October 30, 2013. The second payment of $1,000,000 was made on February 25, 2014.

The Licensing Agreement requires the Company to pay Austrianova Singapore, pursuant to a manufacturing agreement between the parties, a one-time manufacturing setup fee in the amount of $633,144.05, of which 50% is required to be paid on the signing of a manufacturing agreement and 50% is required to be paid three months later. In addition, the Licensing Agreement requires the Company to pay a fee for producing the final encapsulated cell product of $633.14 per vial of 300 capsules after production with a minimum purchased batch size of 400 vials of any Cell-in-a-Box® product.

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

The Licensing Agreement requires the Company to make future royalty and milestone payments as follows:

•	Ten percent royalty of the gross sale of all products sold by the Company;
•	Twenty percent royalty of the amount actually received by the Company from sub-licensees on sub-licensees’ gross sales value; and
•	Milestone payments of $100,000 within 30 days of beginning the first pre-clinical experiments using the encapsulated cells; $500,000 within 30 days after enrollment of the first human patient in the first clinical trial; $800,000 within 30 days after enrollment of the first human patient in the first Phase 3 clinical trial; and $1,000,000 due 60 days after having a BLA approved at the FDA or a MAA approved in Europe or its equivalent based on the country in which it is accepted for each product.

The license under the Licensing Agreement may be terminated and all rights shall revert to Austrianova Singapore if any of the following milestone events do not occur within the following timeframes:

•	If the Company does not enter into a research program with technology in the scope of the license involving European academic university partners providing a total funding equal to or greater than $400,000 within three years of the effective date of the Licensing Agreement; or
•	If the Company does not enter into a clinical trial or its equivalent for a product within seven years of the effective date of the Licensing Agreement.

4.       Please expand your proposed disclosure to clarify the factual basis for your statement that “Austrianova Singapore is considered the world’s foremost expert in this unique and proprietary technology” or make clear that this is your opinion.

RESPONSE: The Company proposes to modify this statement as follows in future filings: “In our opinion, Austrianova Singapore is the world’s foremost expert in this unique and proprietary technology. This is based on the fact that its leaders were involved in the discovery and development of cellulose-based live cell encapsulation technology, in which, to our knowledge, no other company or entity is engaged.”

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

5.       We note your statement on the top of page four of your response letter that “Drs. Günzburg and Salmons together are serving as if they were Nuvilex’s Chief Scientific Officer(s), and are so in all but name only.” In the following paragraph, you state that “Gunzburg and Salmons have agreed to function as the ‘Chief Scientific Officers’ of Nuvilex for its preclinical studies and clinical trials in diabetes.” Please clarify your relationship with Drs. Gunzburg and Salmons, as the extent of their positions and involvement with Nuvilex is not well defined. Please discuss the specifics of their duties and responsibilities, whether they are expected to be officially appointed as the company’s Chief Scientific Officers, whether and the extent to which they are compensated for their services, any contractual restrictions on their use of the company’s proprietary information and assets, and the specific nature and extent of their involvement in the company’s scientific endeavors. In addition, if the company’s relationship with Drs. Günzburg and Salmons is governed by contract, please file all applicable contracts as exhibits and disclose their material terms.

RESPONSE: The Company proposes to include the following disclosure in its future filings:

“The Company notes that Drs. Walter H. Günzburg and Brian Salmons are not officially Chief Scientific Officers of Nuvilex nor is there any plan to appoint them as such. Rather, they function in the capacity of Chief Scientific Officers simply because all of Nuvilex’s scientific endeavors are centered upon the cellulose-based live cell encapsulation technology developed by them. They are included in virtually all of the scientific meetings within the Company. They assist the Company in developing the cancer and diabetes applications of the technology and have been instrumental in introducing the Company to other parties interested in these applications of the technology. In laymen’s terms, Nuvilex works “hand in glove” with Drs. Günzburg and Salmons in all of its scientific endeavors. The professional consulting services of Drs. Günzburg are provided to the Company pursuant to a Consulting Agreement with Nuvilex at a rate of $200.00 per hour. Those services consist of: (i) ‘without prejudice’ and non-patentable advice on new and existing products in the field of cellular therapies using the “Cell-in-a-Box®” technology; (ii) support of Nuvilex in collecting scientific information and writing scientific reports or other activities needed to obtain any Ethic Committee approvals for clinical trials in the areas licensed by Nuvilex; (iii) review and evaluation of new product ideas and developments, market trends and competitive activity in the field in the areas licensed by Nuvilex; (iv) assessment of protocols and procedures in the field in the areas licensed by Nuvilex; (v) review of marketing materials and educational programs in the field in the areas licensed by Nuvilex; (vi) advice to Nuvilex clinical personnel regarding preclinical studies and clinical trials in the areas licensed by Nuvilex; (vii) consultation with and advice to Nuvilex on current issues arising out of or related to the Phase 2b clinical trials Nuvilex will be conducting in Australia for advanced, inoperable pancreatic cancer using the “Cell-in-a-Box®” technology; and (viii) any other consulting services the parties agree to arising out of or related to the business affairs of the Company in the areas licensed by Nuvilex. The location for providing such Services shall be as mutually agreed between the parties to the Agreement.

We confirm that a copy of Consulting Agreement between Nuvilex, Inc. and Vin-de-Bona Trading Company Pte. Ltd., effective as of April 1, 2014, will be filed as an exhibit to the Company’s Annual Report on Form 10-K for the period ended April 30, 2014. We expect to file the Form 10-K by July 29, 2014.

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

6.       We note your statement that “the success of SG Austria/Austrianova Singapore and the Company are co-dependent in almost every respect.” Please discuss in detail the nature of this co-dependence. If the company’s relationship with SG Austria and Austrianova Singapore is governed by one or more contracts that have not been disclosed, please file these as exhibits and disclose the material terms thereof.

RESPONSE: Please refer to the responses to comments 4 and 5 above for initial information on this matter. By way of elaboration, SG Austria and Austrianova Singapore benefit from the success of the Company. As the Company reaches certain “milestones” in the progression of the Cell-in-a-Box® cellulose-based live cell encapsulation technology towards the development of treatments for cancer and diabetes, substantial payments will be made by the Company to SG Austria or Austrianova Singapore. Accordingly, the more success that the Company has in developing such treatments, the more lucrative it becomes for SG Austria and Austrianova Singapore. Contracts covering such payments have already been disclosed.

In turn, the Company is dependent upon SG Austria and Austrianova Singapore because of their knowledge and expertise in the Cell-in-a-Box® technology. This technology serves as the basis for all of the Company’s efforts in developing treatments for both cancer and diabetes. In addition, the Company owns 14.5% of the shares of SG Austria. Thus, in our opinion, the two companies are indeed co-dependent.

7.       Please expand your disclosure to explain, with specificity, the “major role” Dr. Matthias Löhr will play in the development of your pancreatic cancer treatment. If the company’s relationship with Dr. Löhr is or will be governed by contract, please disclose the material terms of such contract and file it as an exhibit if a final version has been executed by the parties.

RESPONSE: The Company proposes to include the following disclosure in its future filings:

“Dr. Matthias Löhr is a renowned gastroenterologist/oncologist with the Karolinska Institute in Stockholm, Sweden. Dr. Löhr served as Principal Investigator of the Phase 1/2 clinical trial of the combination of CapCell® (now Cell-in-a-Box®) with low-dose ifosfamide in patients with advanced, inoperable pancreatic cancer. Dr. Löhr is exceedingly familiar with the use of this combination treatment in a clinical setting and believes in the combination as a first line treatment for the disease. Dr. Löhr is pleased to be able to contribute in any way possible to the development of the pancreatic cancer treatment (i.e. in the planning and overseeing of the Phase 2b clinical trial to be carried out in Australia) and, because of his interest in and expertise treating diabetes, he will also be assisting the Company in the development of a treatment for diabetes that will employ the cellulose-based live cell encapsulation technology.”

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

We confirm that a Master Consultancy Agreement has been executed for Dr. Löhr’s professional services through BB Biotech Consulting GmbH, Weinheim, Germany, and will be filed as an exhibit to the Company’s Annual Report on Form 10-K for the period ended April 30, 2014. We expect to file the Form 10-K by July 29, 2014.

Cell Therapy Product Development, page 5

8.       We note your response to our prior comment 2. Please expand your proposed disclosure to define and explain the following terms and concepts to provide a lay investor with a reasonable understanding of such terms and concepts:

•	“WHO/NCI guidelines on common toxicity criteria;”
•	“EORTC criteria;” and
•	“Karnofsky score”

RESPONSE: The Company will include the following definition of terms in the disclosure to be included in future filings in response to prior comment 2:

•	WHO/NCI Guidelines on Common Toxicity Criteria –
The WHO (“World Health Organization”) and the NCI (“National Cancer Institute”) use standardized classifications of the adverse events associated with the use of cancer drugs. In cancer clinical trials, these are used to determine if a particular drug or treatment causes unwanted side effects (adverse events) when used under specific conditions. For example, the most commonly used classification is known as the “Common Terminology Criteria for Adverse Events” (CTCAE v. 4.0) developed by the NCI in the U.S. Most clinical trials carried out in the U.S. and U.K. code their adverse event results according to this system which consists of five grades; these are: 1 = mild; 2 = moderate; 3 = severe; 4 = life-threatening; 5 = death. In the studies reported for the CapCell® plus low-dose ifosfamide combination in pancreatic cancer patients, the study investigators noted 11 serious adverse events in 7 patients; none were believed to be treatment-related.

•	EORTC Criteria
As used in the description of the Quality of Life (“QOL”) results discussed in the published report of the Phase 1/2 trial of the CapCell® plus low-dose ifosfamide combination in pancreatic cancer patients, the questionnaire was used to assess the QOL of patients undergoing treatment. The QOL was analyzed in a similar manner to the way that a QOL questionnaire developed by the European Organization for Research and Treatment of Cancer (“EORTC”) is usually analyzed. This latter questionnaire is known as EORTC QLQ-C30.

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

•	Karnofsky Score
The Karnofsky Score or Karnofsky Index is a scale that is used to attempt to quantify a cancer patient’s general well-being and activities of daily life. It is often used to judge the suitability of patients for inclusion into clinical trials, i.e. whether the patient can receive chemotherapy and/or whether palliative care will be needed. As a clinical trial progresses, a patient’s Karnofsky Scale can change. It is also used to assess a patient’s QOL as a trial progresses. The scale starts at 100 (normal, no complaints, no evidence of disease) and decreases in decrements of 10 down through 50 (requires considerable assistance and frequent medical care) all the way to 10 (moribund, fatal processes progressing rapidly) and finally to 0 (deceased).

9.       We note your statement on page 11 that the combination of CapCell plus ifosfamide used in the Phase 1/2 clinical trial “was both safe and efficacious.” Because approval of the FDA and other comparable regulatory agencies is dependent on such agencies making a determination (according to criteria specified in law and agency regulations) that a drug or biologic is both safe and effective, it is premature for you to describe or suggest that your product candidate, or any other non-approved product, is safe and/or effective. Accordingly, please delete this wording throughout your proposed disclosure, as applicable. In addition, please revise your disclosure as necessary to make clear that any observations you make about your products’ potential for safety and/or efficacy are your own, are not based on the FDA’s or any other comparable governmental agency’s assessment and do not indicate that your products will achieve favorable results in any later stage trials or that the FDA or comparable agency will ultimately determine that your product is safe and effective for purposes of granting marketing approval.

RESPONSE: The disclosure in question will be revised to state: “In the opinion of investigators only, in the Phase 1/2 trial, the use of the combination of CapCell® plus low-dose ifosfamide is both safe and efficacious. This assessment was not based on the opinion of any drug regulatory authority (US FDA, EMA, etc.) and does not guarantee that that this assessment will be maintained in any late-phase clinical trial or that such drug regulatory authorities will ultimately determine that the CapCell® (now known as Cell-in-a-Box®) plus low-dose ifosfamide combination is safe and effective for the purposes of granting marketing approval.” All other references to safety or effectiveness will be removed from the proposed disclosure prior to inclusion in future filings.

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

10.       We also note your statement that “no statistical parameters were used in determining either safety or efficacy.” Please explain what this means in layman’s terms and how this affects your conclusions about the Phase 1/2 trial.

RESPONSE: The Company notes that the statement “no statistical parameters were used in determining either safety or efficacy” was somewhat of a misstatement because the terms “median survival” and “percentage of one-year survivors” can be construed as “statistical terms.”  In the published report of the Phase 1/2 trial with the CapCell® plus low-dose ifosfamide combination, 14 patients were evaluable for these parameters as compared to the hundreds of patients that are often evaluable in pivotal (i.e. Phase 3) clinical trials of cancer drugs and treatments where statistical analyses play a major role.  As an example, in the pivotal (Phase 3) trial of the Abraxane® plus gemcitabine combination that was approved by the FDA in September 2013 for the treatment of patients with advanced inoperable pancreatic cancer, there were over 850 patients. On the other hand, if one disregards the absolute numbers of patients in the two trials, the median survival time for patients in the Abraxane® plus gemcitabine trial was about 34 weeks and the percentage of one-year survivors was approximately 35% (figures taken from the Full Prescribing Information for Abraxane®) whereas for the CapCell® plus low-dose ifosfamide combination, the corresponding figures are about 39 weeks and 36%, respectively. Accordingly, we believe our conclusions are supported by the studies, even though the means by which the data has been analyzed is not directly comparable. In view of the foregoing, we would propose to add the phrase “of the type used in larger clinical studies” after the reference to “statistical parameters” in the proposed disclosure

11.       We note your statement on page 11 describing the combination of Abraxane plus gemcitabine as the “current best available chemotherapeutic treatment for advanced, inoperable pancreatic cancer…” To the extent practicable, please discuss on page 10 under “Comparisons to Standard of Care” how clinical results observed in patients treated with Abraxane® plus gemcitabine compare to the combination of CapCell plus ifosfamide.

RESPONSE: The Company will include the following additional sentence as a new second sentence in the second paragraph under “Comparisons to Standard of Care” in the proposed disclosure in future filing: “In addition, the pivotal (Phase 3) trial of the Abraxane® plus gemcitabine combination that was approved by the FDA in September 2013 for the treatment of patients with advanced inoperable pancreatic cancer, the median survival time for patients was about 8.5 months and the percentage of one-year survivors was approximately 35%.”

Patents, Intellectual Property and Trade Secrets, page 9

12.       We note your response to our prior comment 3. However, not all of the information we requested been addressed and it is unclear which patents correspond to which license agreements. In other cases, you have not identified the licensor, the expiration date of the patent, the type of patent protection or the jurisdiction in which the patent rights are held. Please revise your proposed disclosure to clearly address all of the following information for each material patent. You may wish to provide this information in a tabular format:

•	A list of specific products, product groups and technologies to which such patents relate;

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

•	Whether such patents are owned or licensed from third parties and, if licensed, identification of the applicable licensors for each material patent;
•	Type of patent protection, such as composition of matter, use or process;
•	Patent expiration dates;
•	Identification of all applicable jurisdictions, including non-U.S.; and
•	Contested proceedings and/or third-party claims

RESPONSE: The Company proposes to include the following disclosure in its future filings:

Encapsulated Cells Producing Cytochrome P450 (for treating solid tumors, e.g. pancreatic cancer)

Claims cover capsules encapsulating a cell expressing cytochrome P450 and treatment methods using same.

There are no contested proceedings or third party claims known to Nuvilex.

All major countries provide for patent term extension.

Nuvilex has an exclusive license from joint patent owners Bavarian Nordic A/S and GSF- Forschungzentrum fur Umwelt und Gesundheit, GmbH.

Pat No.	Expiration Date	Country
US 6,540,995	03/27/2017	US
US 6,893,634	03/27/2017	US
AU 713382	03/27/2017	Australia
EP 892852	03/27/2017	Switzerland
EP 892852	03/27/2017	Germany
EP 892852	03/27/2017	Spain
EP 892852	03/27/2017	France
EP 892852	03/27/2017	Great Britain
EP 892852	03/27/2017	Italy
IL 125795	03/27/2017	Israel
JP 4229982	03/27/2017	Japan

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Encapsulated Cells Producing Retroviral Particles

Claims cover capsules which have walls that are permeable to retroviral particles, methods for producing same and methods of using same for gene therapy in countries where this protection is available.

There are no contested proceedings or third party claims known to Nuvilex.

All major countries provide for patent term extension.

Nuvilex has an exclusive license from joint patent owners Bavarian Nordic A/S and GSF- Forschungzentrum fur Umwelt und Gesundheit, GmbH.

Pat No.	Expiration Date	Country
US 6,776,985	06/24/2016	US
AU 708273	06/24/2016	Australia
EP 835137	06/24/2016	Switzerland
EP 835137	06/24/2016	Germany
EP 835137	06/24/2016	Spain
EP 835137	06/24/2016	France
EP 835137	06/24/2016	Great Britain
EP 835137	06/24/2016	Italy
IL 122119	06/24/2016	Israel
JP 4119852	06/24/2016	Japan
JP 4848348	06/24/2016	Japan
KR 484883	06/24/2016	South Korea

Item 11. Executive Compensation, page 39

13.       We note your response to our prior comment 6 and your statement in proposed footnote (5) that “Robert F. Ryan was suspended without pay in May 2014.” Please provide us with an explanation regarding the circumstances of the decision to suspend Dr. Ryan and discuss the impact on the company. In addition, please provide your analysis why this suspension and negotiation of a global settlement with Dr. Ryan has not yet, to our knowledge, been disclosed publicly. We may have further comment based on your response.

RESPONSE: The Company has learned that Dr. Ryan may have taken certain actions detrimental to the Company during his tenure as Chief Executive Officer and President. The Company’s counsel is conducting an investigation into these issues, which investigation is still in process as of the date of this response letter. The Company believes that it would be premature and possibly prejudicial to issue any public disclosure regarding these matters until the investigation has been concluded.

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 43

14.       We note your response to our prior comment 9. Please provide us with your proposed disclosure required by Item 404(a) of Regulation S-K, “Transactions with Related Persons” with respect to all qualifying transactions since the beginning of your last fiscal year.

RESPONSE: The Company notes that the following transactions will be included in the Annual Report on Form 10-K it expects to file by July 29, 2014 regarding the fiscal year ended April 30, 2014:

“The Company had the following related party transactions:

As of April 30, 2014 and 2013, the Company owed a shareholder $0.0 and $393,158; respectively, for operating expenses. All loans bear interest at 6% and are due within one to three years.

As of April 30, 2014 and 2013, the Company owed Directors and a shareholder $0.0 and $26,425; respectively, the loan bears interest at 8% and is due on demand.

As of April 30, 2014 and 2013, the Company owed Dr. Robert Ryan, our former CEO, $140,143 and $201,143; respectively, at 8% interest,

Item 15. Exhibits, page 44

15.       We note your response to our prior comment 7. Notwithstanding your representation that there were no employment agreements, written or oral, with any named executive officers at the time the company’s 2013 10-K was filed, your proposed disclosure indicates that the company agreed to compensation terms with Messrs. Ryan and Crabtree on July 1, 2013 and May 1, 2013, respectively. The company did not file its 2013 Form 10-K until July 27, 2013, which suggests that the terms of employment were in place before the 10-K was filed. Moreover, the ongoing negotiation between the company and Mr. Ryan would not preclude the need to file his existing employment agreement as an exhibit. Finally, Ms. Gruden has been employed by the company in various capacities, including Interim Chief Financial Officer, since 2010. As such, it seems likely that at the time the 2013 10-K was filed she too was working for the company in accordance with some agreement, whether written or oral, that specified the terms of her employment. If so, such agreement should have been filed as an exhibit to the company’s 10-K.

RESPONSE: The Company confirms its response that, for the period ended April 30, 2013, there were no employment agreements with any of the named executive officers or directors, whether written or oral. On May 1, 2013, the Board of Directors of the Company (“Board”) adopted resolutions providing for compensation for Dr. Ryan and Gerald W. Crabtree (“Dr. Crabtree”). In light of the fact that the elements of a formal contact of employment (consisting of offer and acceptance) were not present, the Company does not believe that an enforceable agreement was entered into between the Company and Dr. Ryan and the Company and Dr. Crabtree, as the case may be.

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

With respect to Dr. Ryan, the Board resolution provided that, commencing July 1, 2013 and continuing until April 30, 2017 or until the Board reconvenes and establishes new compensation terms, the Company would pay Dr. Ryan: (i) a salary of $60,000 per year at the rate of $5,000 per month; (ii) 2,400,000 shares of the Company’s restricted common stock per year payable in the amount of 200,000 shares per month; and (iii) an increase in his monthly salary to $10,000 per month for an annual salary of $120,000 upon the commencement of clinical trials of the Company’s “Cell-in-a-Box®” technology.

With respect to Dr. Crabtree, the Board resolution provided that, commencing September 1, 2013 and continuing until April 30, 2017 or until the Board reconvenes and establishes new compensation terms, the Company would pay Dr. Crabtree: (i) a salary of $60,000 per year at the rate of $5,000 per month; (ii) 1,200,000 shares of the Company’s restricted common stock per year payable in the amount of 100,000 shares per month; and (iii) an increase in his monthly salary to $7,500 per month for an annual salary of $90,000 upon the commencement of clinical trials of the Company’s “Cell-in-a-Box®” technology.

In her capacity as the Chief Financial Officer of the Company (“CFO”), Patricia Gruden was not working for the Company in accordance with an agreement, whether written or oral, that specified the terms of her employment. She was, however, compensated as the Chairman and member of the Board. Her compensation was set in accordance with the policy of the Company in compensating all of its directors. The Board does not set a fixed compensation fee for directors; instead, it reviews individual director performance on an annual basis. Compensation is earned on a merit-system based upon a review of the preceding year’s performance. That was the method by which Ms. Gruden was compensated during the relevant period of time.

There are no employment agreements to be filed as an exhibit to these disclosures.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
NUVILEX, INC.

By: /s/ Kenneth L. Waggoner
Name: Kenneth L. Waggoner
Title: Chief Executive Officer, President and General Counsel